Incorporation of Shinhan Bank Canada into Shinhan Financial Group

On September 23, 2008, Shinhan Bank Canada joined Shinhan Financial Group as an indirect subsidiary. Shinhan Bank Canada is a wholly-owned overseas subsidiary of Shinhan Bank with paid in capital of CAD 30 million (KRW 30,810 million).